From:	Humphreys, Robert C. [rhumphreys@bassberry.com]
Sent:	Wednesday, April 15, 2009 11:43 AM
To:	Rupert, Kevin C.
Cc:	Rob Knox; Good, John; cmacdonald@jonesday.com
Subject:	Triangle Capital Corporation
Attachments:	Pro Supp Disclosure (4-15-09). DOC
Kevin:
Per our discussion yesterday, please find attached our proposed revision of the disclosure in Triangle Capital Corporation’s prospectus supplement regarding the 15% cumulative aggregate dilution threshold. Please indicate that the attached is satisfactory from a disclosure perspective. As discussed, we will file the attached as correspondence at the time of the 497 filing. As you know, we are looking forward to having the post effective amendment to Triangle’s shelf registration statement declared effective by your team as soon as possible.
Best regards,
Rob
Robert C. Humphreys
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, Tennessee 38103-3672
Direct Dial: 901.543.5910
Direct Fax: 866.899.9345
E-mail: rhumphreys@bassberry.com
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Attorneys at Law

Prospectus Supplement Disclosure:
We will not sell shares under this post-effective amendment to the registration statement of which this prospectus supplement forms a part (the “current amendment”) if the cumulative dilution to the Company’s NAV per share from offerings under the current amendment would exceed 15.0%. This will be measured separately for each offering (starting with this offering) pursuant to the current amendment by calculating the percentage dilution or accretion to aggregate NAV from each offering, and then adding or subtracting, as the case may be, the individual dilution or accretion percentages from each offering to arrive at a cumulative dilution percentage. For an illustration of this limitation, we have provided the following examples:
First Offering Under the Current Amendment: For purposes of illustration only, assume that, at the time of this offering, we have 7,000,000 shares outstanding and net assets of $91,000,000, yielding an NAV per share of $13.00. If we then sell 2,100,000 newly issued shares of our common stock in this offering at net proceeds to us of $9.00 per share (a 30.8% discount to NAV), immediately after this offering we will have a total of 9,100,000 shares outstanding and net assets of $109,900,000, yielding an NAV per share of $12.08, which represents dilution of 7.1% to our NAV. The following table provides an illustration of this example:

	Prior to Sale Below
	NAV	Following	% Change /
	(First Offering)	Sale	Dilution
Offering Price
Price per Share to Public	—	$9.47	—
Net Proceeds per Share to Issuer	—	$9.00	—

Decrease to NAV
NAV	$91,000,000	$109,900,000
Total Shares Outstanding	7,000,000	9,100,000	30.0%
NAV per Share	$13.00	$12.08	(7.1)%
Cumulative Dilution			(7.1)%
Second Offering Under the Current Amendment: If, subsequent to this offering, we undertake one or more additional offerings of our common stock to the public at a price below NAV pursuant to the current amendment, we are required to ensure that each subsequent offering or offerings do not cause our aggregate dilution to NAV to exceed 15.0%. For example, assume that, at the time of a second offering, we have 9,100,000 shares outstanding and net assets of $122,850,000, yielding an NAV per share of $13.50. If we then sell 3,000,000 newly issued shares of our common stock in the second offering at net proceeds to us of $10.00 per share (a 25.9% discount to NAV), immediately after the subsequent offering we will have a total of 12,100,000 shares outstanding and net assets of $152,850,000, yielding an NAV per share of $12.63, which represents dilution from the second offering of 6.4% to our NAV. After completion of the second offering, the aggregate dilution to our NAV per share from the above two hypothetical offerings would be 13.5%, which would be less than the 15.0% aggregate dilution limitation. The following table provides an illustration of this second offering example:

	Prior to Sale Below
	NAV	Following	% Change /
	(Second Offering)	Sale	Dilution
Offering Price
Price per Share to Public	—	$10.53	—
Net Proceeds per Share to Issuer	—	$10.00	—

Decrease to NAV
NAV	$122,850,000	$152,850,000
Total Shares Outstanding	9,100,000	12,100,000	33.0%
NAV per Share	$13.50	$12.63	(6.4)%
Cumulative Dilution			(13.5)%

Third Offering Under the Current Amendment: If we undertake a third offering pursuant to the current amendment, the dilution resulting from this offering could not exceed 1.5%. In this example, assume that, at the time of a third offering, we have 12,100,000 shares outstanding and net assets of $157,300,000, yielding an NAV per share of $13.00. Assuming net proceeds per share to us of $10.00 per share, we could sell a maximum of 824,000 shares under a third offering (representing dilution of 1.5%) before we would reach the 15.0% aggregate dilution limitation. In order to resume sales below NAV, we would need to file another post effective amendment with the SEC. If the staff of the SEC should declare that post effective amendment effective, we could resume sales below NAV. If we file another post-effective amendment with the SEC, the 15.0% threshold for any further offerings of our common stock we make at a price per share below NAV would reset. The following table provides an illustration of this third offering example:

	Prior to Sale Below
	NAV	Following	% Change /
	(Third Offering)	Sale	Dilution
Offering Price
Price per Share to Public	—	$10.53	—
Net Proceeds per Share to Issuer	—	$10.00	—

Decrease to NAV
NAV	$157,300,000	$165,540,000
Total Shares Outstanding	12,100,000	12,924,000	6.8%
NAV per Share	$13.00	$12.81	(1.5)%
Cumulative Dilution			(15.0)%

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